02037507

# U.S. SECURITIES AND EXCHANGE COMMISSION
## WASHINGTON, D.C. 20549

## FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

**Commission File No. 1-13056**

For the period ending May 22, 2002

**Cambior Inc.**



1111 St. Charles Street West
East Tower, Suite 750
Longueuil, Quebec
Canada
J4K 5G4

Attn: Marc Dagenais
Corporate Secretary
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X     Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes __     No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.]

**LIST OF DOCUMENTS**

1° Press release issued by Cambior Inc. on May 15, 2002 announcing the renewal of the Doyon mine collective agreement;

2° Press release issued by Cambior Inc. on May 16, 2002 announcing the closing of a public offering;

3° Press release issued by Cambior Inc. on May 21, 2002 announcing the closing of the Gross Rosebel transaction.

CAMBIOR COMMUNIQUÉ • COMMUNIQUÉ • **COMMUNIQUÉ**

**COMMUNIQUÉ DE PRESSE**
**POUR PUBLICATION IMMÉDIATE**

Longueuil, le 15 mai 2002

**RENOUVELLEMENT DE LA CONVENTION COLLECTIVE À LA MINE DOYON**

Cambior inc. est heureuse d'annoncer qu'elle a conclu une entente avec ses 306 travailleurs syndiqués de la mine Doyon pour une durée de 6 ans rétroactive au 1er décembre 2000 et se terminant le 30 novembre 2006. Les employés horaires, représentés par les Métallurgistes Unis d'Amérique (Metallos), recevront des augmentations salariales de 0,5 % au 1er décembre 2000, 1 % au 1er décembre 2001, 2002 et 2003 et 1,5 % au 1er décembre 2004 et 2005. La clause d'indexation au coût de la vie représentant 60 % de l'inflation demeure en vigueur. L'offre comprend également des améliorations sur divers avantages sociaux et sur certaines clauses normatives.

Cambior apprécie les efforts déployés par les parties pour en arriver à une entente de renouvellement à long terme de la convention collective.

Cambior inc. est une société internationale aurifère avec des activités d'exploitation, de développement de projets et d'exploration dans les Amériques. Ses actions « CBJ » sont inscrites à la cote de la Bourse de Toronto (TSE) et de l'*American Stock Exchange* (AMEX).

*****

Longueuil, May 15, 2002

**RENEWAL OF THE DOYON MINE COLLECTIVE AGREEMENT**

Cambior Inc. is pleased to announce that it has reached an agreement with the 306 unionized workers of the Doyon Mine for a term of 6 years, retroactive to December 1, 2000 and expiring on November 30, 2006. The hourly employees, represented by the United Steel Workers of America, will receive salary increases of 0.5% for December 1, 2000, 1% for December 1, 2001, 2002 and 2003 and 1.5% for December 1, 2004 and 2005. The cost of living allowance clause representing 60% of inflation remains in effect. The agreement also includes improvements to various fringe benefits and certain standard clauses.

Cambior appreciates the efforts made by the parties involved in reaching an agreement for the long-term renewal of the collective agreement.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSE) and American (AMEX) stock exchanges under the symbol "CBJ".

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Pour renseignements additionnels, veuillez communiquer avec:

**CAMBIOR INC.**

**<u>Relations avec les investisseurs</u>**
Robert LaVallière
Directeur
Tél : (450) 677-2699
Fax : (450) 677- 3382
E-mail: info@cambior.com
Internet: www.cambior.com
PR-2002-18

CAMBIOR COMMUNIQUÉ • COMMUNIQUÉ • COMMUNIQUÉ

*NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.*

**PRESS RELEASE / COMMUNIQUÉ DE PRESSE**
**FOR IMMEDIATE RELEASE / POUR PUBLICATION IMMÉDIATE**

Longueuil, May 16, 2002
**All amounts are expressed in Cdn dollars**

## CAMBIOR ANNOUNCES CLOSING OF PUBLIC OFFERING

Cambior Inc. is pleased to announce that it has closed today its public offering of 27,272,728 units at $2.20 per unit, each unit being comprised of one common share and one-half of one Series B common share purchase warrant. Each whole Series B warrant entitles its holder to purchase one additional common share of Cambior for a price of $3.00 at any time prior to November 24, 2003. Gross proceeds of the offering were $60,000,000, half of which was used to repay Cambior's indebtedness under its banking credit facility, with the remainder added to working capital. The offering was made through a syndicate of underwriters led by Sprott Securities Inc. and National Bank Financial Inc., and including Scotia Capital Inc. and Dundee Securities Corporation.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSE) and American (AMEX) stock exchanges under the symbol «CBJ». Cambior's warrants issued from the February 2002 Special Warrant Placement trade at the Toronto Stock Exchange under the symbol "CBJ.WT".

* * * * *

Longueuil, le 16 mai 2002
**Tous les montants sont exprimés en dollars canadiens**

## CAMBIOR ANNONCE LA CLÔTURE D'UN APPEL PUBLIC À L'ÉPARGNE

Cambior Inc. est heureuse d'annoncer la clôture aujourd'hui de son appel public à l'épargne pour 27 272 728 unités au prix de 2,20 $ l'unité, chaque unité étant composée d'une action ordinaire et d'un demi-bon de souscription de série B. Chaque bon de série B entier confère à son porteur le droit d'acheter une action ordinaire additionnelle de Cambior à un prix de 3,00 $ en tout temps avant le 24 novembre 2003. Le produit brut du placement est de 60 000 000 $, dont la moitié a servi à rembourser la dette de Cambior en vertu de sa facilité de crédit bancaire, et le solde s'est ajouté au fonds de roulement. Le placement a été réalisé par un syndicat de preneurs fermes dirigé par Valeurs Mobilières Sprott inc. et Financière Banque Nationale inc., et comprenant Scotia Capitaux inc. et Corporation de Valeurs Mobilières Dundee.

Les titres offerts ne sont pas enregistrés en vertu du *U.S. Securities Act of 1933*, tel qu'amendé, et ne peuvent être offerts ni vendus aux États-Unis en l'absence d'enregistrement ou des dispenses applicables d'enregistrement. Ce communiqué de presse ne peut constituer une offre de vente ou une sollicitation pour l'achat de valeurs mobilières à l'intérieur de tout État des États-Unis où une telle offre ou sollicitation serait contraire aux lois.

Cambior inc. est une société internationale aurifère avec des activités d'exploitation, de développement de projets et d'exploration dans les Amériques. Ses actions « CBJ » sont inscrites à la cote de la Bourse de Toronto (TSE) et de l'*American Stock Exchange* (AMEX). Les bons de souscription « CBJ.WT » provenant du placement de bons de souscription spéciaux de février 2002 sont inscrits à la cote de la Bourse de Toronto.

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For additional information, please contact / Pour renseignements additionnels, veuillez communiquer avec :
**CAMBIOR INC.**
Investor Relations Department / Relations avec les investisseurs
Robert LaVallière, Director / Directeur
Tel : (450) 677-2699 / Fax : (450) 677- 3382
E-mail: info@cambior.com / Internet: www.cambior.com
CP-2002-19

CAMBIOR COMMUNIQUÉ • COMMUNIQUÉ • COMMUNIQUÉ

**PRESS RELEASE**
**FOR IMMEDIATE RELEASE**

Longueuil, May 21, 2002
**All amounts are expressed in US dollars**

**CLOSING OF THE GROSS ROSEBEL TRANSACTION**

Cambior Inc. is pleased to announce that it closed its acquisition of Golden Star Resources Ltd.'s 50% interest in the Gross Rosebel gold property, located in Suriname, to own a 100% interest therein. The purchase price was $8 million, of which an initial deposit of $3 million was paid to Golden Star on January 10, 2002, $2 million was paid at closing and three payments of $1 million each are to be paid no later than the second, third and fourth anniversary of closing.

According to the terms of the transaction, Golden Star holds a gold price participation right on future production from Gross Rosebel. Such right entitles Golden Star to receive a quarterly payment of an amount equal to 10% of the excess, if any, of the average quarterly market price above $300/oz for gold production from the soft and transitional rock portions and above $350/oz from the hard rock portion of the Gross Rosebel property, up to a maximum of 7 million ounces produced.

In connection with the Gross Rosebel Transaction, other transactions relating to the Guiana Shield were also completed:

- Golden Star transferred to Cambior its rights in the Headley's Reef and Thunder Mountain properties adjacent to the Gross Rosebel property; and
- Cambior received all of the shares of OMAI Gold Mines Limited ("OGML") held by Golden Star (Cambior now holds 95% of the OGML voting shares) in consideration of the assumption by Cambior of a loan made to Golden Star by OGML as well as other liabilities related to OGML.

Louis P. Gignac, Cambior's President and Chief Executive Officer, stated: "The Gross Rosebel project will benefit from a strong synergy with the Omai mine operations in the Guiana Shield and the Company intends to further optimize capital expenditures through the transfer of available equipment from the Omai mine. The development of this multi-pit mining project will increase our exposure to rising gold prices. An optimized feasibility study is scheduled for the third quarter of 2002. The Gross Rosebel project will allow the Company to maintain significant gold production in the Guiana Shield and will contribute to the reduction of the Company's consolidated direct mining cost to below $200 per ounce".

The Company is planning to begin construction on the Gross Rosebel project by the end of the year. The construction and development period is estimated at twelve months. Average annual gold production is forecast at 177,000 ounces at an average direct mining cost of $168 per ounce.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSE) and American (AMEX) stock exchanges under the symbol «CBJ». Cambior's warrants issued from the February 2002 Special Warrant Placement trade at the Toronto Stock Exchange under the symbol "CBJ.WT".

This press release contains certain "forward-looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Such risks and uncertainties are disclosed under the heading "Risk Factors" in Cambior's 2002 Annual Information Form filed with the securities commissions of all provinces in Canada, and with the United States Securities and Exchange Commission, as well as the TSE and the Amex.

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For additional information, please contact:

**CAMBIOR INC.**
**Investor Relations**
Robert LaVallière
Manager
Tel.: (450) 677-0040, extension 3314
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com
PR-2002-20

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**CAMBIOR INC.**

Date: May 22, 2002

By: ______________________
Marc Dagenais
Vice President, Legal Affairs and
Corporate Secretary